Filed by First Federal of Northern Michigan Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Federal of Northern Michigan Bancorp, Inc.
File No. 000-31957

[Logo of First Federal of Northern Michigan]                                                     [Logo of Bank of Alpena]

23 January 2013
Frequently Asked Questions:

What is happening?
First Federal and Bank of Alpena are merging to create a preeminent Bank that will be the largest  publically traded community bank headquartered in all of NE lower Michigan. Earlier today we signed an agreement, approved by both of our Boards of Directors, that would strategically merge our Banks. The agreement is subject to the approval of the shareholders of both organizations and the regulators of both organizations. We hope to receive these approvals in the second or third quarter of this year.

What is a Merger?
A merger is when two organizations join together and utilize the best elements from each to create a better organization, as opposed to an acquisition where there is an acquirer and a target and little is left of the target after the transaction.

What will be the name of the Bank following the merger?
First Federal of Northern Michigan. This provides better recognition of our geographic reach through our branch network.

Why is the merger happening?
The combined Bank will give better scale to help spread the burden of increasing regulatory costs.  The new Bank will be stronger and better able to compete with the regional banks in our markets.  On a combined basis as of September 30, 2013:

Total Assets:                                                                 $287.6 million
Total Deposits:                                                            $224.8 million
Total Capital:                                                             $ 30.7 million

Our combined balance sheet will have better balance and diversification creating a healthier and stronger Bank.

How are the Banks similar or different?
First Federal is an excellent mortgage bank. Bank of Alpena has an excellent deposit base with high levels of core deposits with a commercial focus. Merging these two strengths makes for a well-rounded Bank.

From a culture perspective, both are very similar.  Both banks are very community minded and place a great deal of emphasis on customer service and community involvement.  It may sound cliché but both Banks have set themselves apart in terms of customer service.  The boards of directors of each Bank have been very committed to being locally managed to better serve the needs of the region.  Both Banks believe in the value of local decision making. The employees of each Bank are knowledgeable, dedicated and committed to our customers.  Bringing them together makes the new Bank stronger.

What are the goals of the merger?
1.	Create a broader more energized organization that will be more competitive in all markets improving our customer experiences.
2.	Increase market share by enhancing the strengths of the separate banks merging into the new Bank.
3.	Capture the economies of scale improving our efficiency and enhancing customer engagement.

What are the benefits to customers?
The new Bank will deliver a broader range of products to all customers. Bank of Alpena has a commercial products focus along with a full-time financial advisor for customers; First Federal has fixed rate mortgage portfolio products for customers along with a direct connection to the secondary market through Freddie Mac, which may provide more favorable pricing for Bank of Alpena customers. First Federal provides treasury management products which will benefit Bank of Alpena commercial clients.  Both Banks offer excellent customer service which will make integrating customers much easier.  These are but a few examples of how customers benefit from this merger.  We will continue to focus on our goal of developing deeper relationships with all of our customers and offering more complimentary products and services.

What are some of the benefits to employees?
1.	The new Bank will be stronger financially and better able to continue to provide competitive compensation and benefits.
2.	A larger Bank will offer potential future career growth opportunities for employees.

When will the merger be completed?
Shareholders of both banks (Corporations) need to approve the merger.  Both Banks will bring this up for vote in upcoming shareholder meetings. Regulatory applications will be submitted shortly and will take several months to process.  Our target date is July 31, 2014.

Who will manage the Bank following the merger?
The board of directors, following the merger, will grow to nine members, including four of the current board members of the Bank of Alpena. First Federal Director Keith Wallace’s seat will not be filled upon his retirement in May, allowing the four members of the Bank of Alpena board to merge with our board filling out the nine seats.  Mike Mahler will be the CEO with Craig Kus assuming the Role of President and Chief Operating Officer.  Jerry Tracey will remain the Executive Vice President and Chief Lending Officer. Joe Garber will assume the role of Chief Credit Officer that was vacated by Greg Matthews’ departure. Mike Mahler, Craig Kus, Jerry Tracey and Joe Garber will make up the Executive Leadership team of the Bank.

How will I know about the progress of the merger and how I will be affected?
There will be a merger integration team made up with staff of both banks.  The team will send out periodic updates to all staff.  Mike and Craig will be travelling to the branches and meeting with the various departments this spring as part of a normal visitation schedule and will provide updates.

What are the plans for the First Federal Ripley branch and the Annex building?
Our initial thoughts include consolidating the First Federal Ripley branch as a retail outlet into the larger newer Bank of Alpena facility on Ripley. This consolidation will occur some time post-merger.  The timeline is unclear at this point in time but we believe it makes good sense strategically.

We are reviewing the necessity and economics of continuing to house all our “backroom” operations in the Annex building. If it is feasible to do so, we will consolidate the Annex staff into other facilities. Input from the merger transition team will be critical in this process.

What will happen to employee benefits?
First Federal and Bank of Alpena maintain excellent compensation and benefits programs for employees. It is our intention to utilize the best features of both programs for all employees. We do not anticipate any material changes to employee benefits.

What will happen with the Operation Functions?
The merger integration teams will determine the most effective means for operating the Bank’s technology and operational functions and where those services will be located.  Dual operational systems may be needed until a full technology integration can occur.  Bank of Alpena operates with the Fiserv Premier system and First Federal operates on the Fiserv Precision platform. First Federal recently converted to Precision so their experience with this process will be helpful to streamline the process and mitigate the execution risk.

How will the merger integration teams function?
The team will include key operation employees from both Banks.  Task groups may be formed as needed to work through smaller elements of the project.  Representatives from each Bank will form the team. They will work together, learning from one another, identifying “best practices” that can be combined to form the most efficient and customer centered processes.  The goal is to emerge from this process a better bank from having taken the best elements of each creating a more cohesive, strong and unified management team that shares the same vision and concern for all customers, internal or external.

What if customers or shareholders call or stop in and ask us questions about this merger?  What do I tell them?
Please direct customers to First Federal’s website for information, or to Mike Mahler if they would like to speak with someone directly. Because we are a public company and this transaction requires shareholder approval, it is best that employees not attempt to answer questions on their own .  As a public company, it is important that we provide consistent messages to the public and that we speak with one voice.

What if someone from the media calls or comes into the Bank?
In the event that the media calls or emails, thank them for their interest and direct them to Mike Mahler, President and CEO. He can be reached at 989 354-7319.    If someone from the media shows up at the branch and asks for comments, please direct them to make an appointment with Mike

Forward-Looking Statements and Other Information
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In addition to those risk factors listed in First Federal Bancorp’s Annual Report on Form 10-K and other filings First Federal Bancorp makes with the Securities and Exchange Commission (the “SEC”), the following factors could cause the actual results of First Federal Bancorp’s operations to differ materially from First Federal Bancorp’s expectations: a failure to satisfy the conditions to closing for the proposed merger in a timely manner or at all; failure of First Federal Bancorp or Alpena Banking Corporation shareholders to approve the proposed merger; failure to obtain the necessary governmental approvals for the proposed merger or adverse regulatory conditions in connection with such approvals; disruption to the parties’ businesses as  a result of the announcement and pendency of the transaction; and difficulties related to the integration of  the businesses following the merger.  You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risks, as well as those more fully discussed in any of First Federal Bancorp’s filings with the SEC. Forward-looking statements speak only as of the date they are made, and First Federal Bancorp undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

In connection with the proposed merger, First Federal Bancorp will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of First Federal Bancorp and Alpena Banking Corporation that also constitutes a prospectus of

First Federal Bancorp, as well as other relevant documents concerning the proposed merger. INVESTORS ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Federal Bancorp, may be obtained after their filing at the SEC’s Internet site (http://www.sec.gov). In addition, free copies of documents filed with the SEC may be obtained on First Federal Bancorp’s website at www.first-federal.com.

Participants in Solicitation
First Federal Bancorp and Alpena Banking Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of First Federal Bancorp and Alpena Banking Corporation and other persons who may be deemed participants in this solicitation will be included in the joint proxy statement/prospectus. Information about First Federal Bancorp’s executive officers and directors can be found in First Federal Bancorp’s definitive proxy statement in connection with its 2013 Annual Meeting of Shareholders filed with the SEC on April 12, 2013. Free copies of this document can be obtained from the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.